September 30, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Attention: Behrooz Abdi, Chief Executive Officer

      Re: Registration Statement on Form S-4 (Registration No. 333-261055)

To whom it may concern:

Reference is made to the above-referenced registration statement, as amended (the "Registration Statement") of ACE Convergence Acquisition Corp. (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a proposed business combination transaction involving the Issuer, a special purpose acquisition company, and Tempo Automation, Inc., a Delaware corporation (the "Transaction"). The Registration Statement has not yet been declared effective as of the date and time of this letter.

This letter is to advise you that, effective as of September 30, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

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Sincerely,

JEFFERIES LLC

By: _____Shanna B. Green_____
Name: Shanna B. Green
Title: Assistant General Counsel

cc: Evan Ewing, Staff Attorney